EXHIBIT 99.30

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                ------------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
September 24, 2004


           GLENCAIRN REPORTS MAJOR INTERCEPT ON VICTORIA ZONE AT LIMON


Glencairn Gold Corporation is pleased to announce the results of follow-up drilling on the new Victoria Zone discovered in August at the Limon Mine concession in Nicaragua.

The highlight of this initial follow-up  drilling is hole #3235 that intersected
16.5 grams per tonne (g/t) gold over 36 metres of core length. Hole #3235 along with three other holes were completed during the past month to follow-up discovery hole #3211 that intersected 15.8 metres grading 7.7 g/t gold. (See Glencairn news release of August 13th, 2004.)

"I cannot overemphasize the significance of this drill hole for the Limon mine and for Glencairn," says President and Chief Executive Officer, Kerry Knoll. "Hole 3235 is the furthest west of any drill hole on this zone. It is the widest vein intercept ever encountered on this property in 63 years of mining. It is almost three times the grade of our reserves, and although we don't yet know the true width, this drill intercept is nearly 10 times as wide as what we are mining now."

The results of the follow-up drilling are as follows:

Hole #         From - To                     Core Length             Gold Grade       Internal Check
               (metres)                        (metres)                (g/t)                (g/t)
3211*       392.58 - 408.38                     15.80                    7.7                7.4
3219        351.00 - 352.55                      1.55                   35.3               35.8
            362.70 - 363.30                      0.60                   25.3               26.7
3225        No values above 3.3 g/t, most values below 1.5 g/t, see comments below
3228        443.75 - 447.85                      4.1                     0.9                1.0
3235        365.35 - 401.35                    35.96                    16.5               16.7

* previously released


Holes #3219 and #3225 were drilled on the same section as discovery hole #3211. Hole #3219 is approximately 40 metres above hole #3211, and hole #3225 is about 90 metres below hole #3211. In addition to the two high-grade gold intercepts encountered in hole #3219, there were also a number of other narrow (15 to 60 centimetre) quartz-bearing intervals throughout the hole with variable grades from 0.3 to 12.1 g/t gold. Hole #3225 intercepted 75 metres (421.8 to 497.7 metres) of highly altered andesite that includes narrower quartz breccia and quartz stockwork intervals with low-grade gold values all below 3.3 g/t. Geologically these results indicate that hole #3225 cut the Victoria Zone too deep, e.g. below the prospective gold-bearing horizon.

Hole #3228 was drilled parallel to, but about 50 metres northeast of hole #3211 and did not intersect the Victoria Zone. As reported above, it did intercept
4.10 metres of 0.9 g/t in a quartz-breccia vein at 395 metres below surface. This deep intercept appears to represent a separate and new exploration target that will require follow-up drilling at shallower depths.

Hole #3235 was drilled to the southwest of the section and did intersect the Victoria Zone approximately 65 metres to the southwest of hole #3211. The gold assays throughout the 36 metre mineralized interval are remarkably consistent in grade with 30 of the 38 samples having values greater than 5.0 g/t gold and 21 of the 38 samples with values greater than 10 g/t gold.

Additional drilling is required before the true width of the mineralized intercepts can be determined. The next planned hole will be drilled up dip from the high-grade gold mineralization in hole #3235; and subsequent holes will likely be drilled further to the west.

The Victoria Zone is located on the west to southwest projection of the Talavera mine trend. This trend correlates with a ridge of silicification and clay alteration that indicates at least 1000 metres of exploration potential beyond the mine area. The Victoria Zone discovery lies on the northern flank of this ridge of alteration, at its eastern end, and clearly demonstrates the prospectivity of this trend.

The Limon Mine has been in continuous production since 1941, producing almost three million ounces of gold. During that time ore has been extracted from three distinct zones or vein systems, each zone producing about one million ounces. Talavera, where current mining operations produce about 1,000 tonnes of ore per day, is 4.5 km west of the Limon mill. The average grade of current mineral reserves at Talavera is 6.1 g/t.

SAMPLING, ASSAYING AND QUALITY CONTROL
--------------------------------------
Samples are taken as half of the sawn core. The Company's on-site Limon Mine laboratory is used for sample preparation and assaying. None of the gold assays reported above have been cut.

The Limon Mine laboratory uses normal industry procedures. A separate crushing and pulverizing circuit is reserved for, and was used for, these exploration samples. Core samples were crushed to pass 10-mesh-size sieve, a 1/4 split was then pulverized to have greater than 90% pass the 200-mesh-sized sie ve to produce a 100 gram homogenized sub-sample. The Limon laboratory uses a one-assay ton aliquot (a 29.2 gram sub-sample) for fire assaying with a gravimetric finish to determine gold concentration.

Internal quality control programs include the use of blanks, duplicates, standards and internal check assaying. The internal check assays completed to date are reported above for comparison. External check assays are routinely performed at ACME Analytical Laboratories of Vancouver, B.C., Canada, with check samples submitted independently by the exploration group and the lab manager.

External check assays on the Victoria Zone discovery hole #3211 reported on August 13, 2004 were received from ACME Analytical Laboratories of Vancouver, B.C., Canada, and confirm the Limon Mine laboratory assays. External check assays of the specific data reported herein for the new holes are pending preparation of duplicates samples and shipment to Canada.

QUALIFIED PERSON
----------------
Michael Gareau, P. Geo. and Vice President of Exploration for Glencairn, is the Qualified Person as defined by National Instrument 43-101. The drilling program is being conducted under Mr. Gareau's supervision. The laboratory certificates and the results reported herein were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this news release.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.